Exhibit 1

For immediate release January 27, 2005	(publié également en français)

Strong Performance in 2004, While Positioning for Continued Growth

Highlights

•                  Record earnings from operations of $1.9 billion and cash flow of $3.7 billion in 2004

•                  Met 2004 production targets despite Terra Nova difficulties in the second half of the year

•                  U.S. Rockies and Buzzard acquisitions positioned Company for future growth

Calgary — Petro-Canada announced today fourth quarter earnings from operations adjusted for one-time and unusual items of $450 million ($1.73 per share), up 60% from $281 million ($1.06 per share) in the same quarter of 2003.  Fourth quarter 2004 cash flow was $1 046 million ($4.01 per share), compared with $628 million ($2.37 per share) in the fourth quarter of last year.  Cash flow is before changes in non-cash working capital.

Fourth quarter net earnings in 2004 were $441 million ($1.69 per share), compared with $198 million ($0.75 per share) in the same period of 2003.  Net earnings include gains or losses on foreign currency translation, disposal of assets and an unrealized hedging loss.

“In 2004, we made great strides to position Petro-Canada for future growth in production and earnings.  Our major development projects remained on track and we made two significant acquisitions consistent with our growth strategy,” said President and Chief Executive Officer, Ron Brenneman.

Earnings from operations adjusted for one-time and unusual items were $1 890 million ($7.14 per share) in 2004, up 22% from
$1 554 million ($5.87 per share) in 2003.  Earnings were positively impacted by strong commodity prices and refining margins, as well as lower exploration expense and interest charges.  These factors were partially offset by lower upstream volumes, higher operating costs and the stronger Canadian dollar compared to 2003.

Production of crude oil, natural gas liquids and natural gas averaged 451 100 barrels of oil equivalent per day in 2004, in line with the Company’s guidance for the year of 445 000 - 460 000 barrels of oil equivalent per day.

“The advantage of Petro-Canada having five unique and strong businesses was evident in 2004.  Strong performance in some businesses more than overcame shortfalls in others, and we delivered record earnings and cash flow,” said Mr. Brenneman.  “With our strong balance sheet we can support our future business plans, including funding our $3.2 billion capital program in 2005 and seeking additional growth opportunities.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Helen Wesley
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3555

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 17 should be read in conjunction with: the unaudited consolidated financial statements of the Company for the year ended December 31, 2004; Management’s Discussion and Analysis for the three months, six months and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively; Management’s Discussion and Analysis for the year ended December 31, 2003; the audited consolidated financial statements for the year ended December 31, 2003; and the Company’s 2003 Annual Information Form dated March 4, 2004.

NON-GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity.  Earnings from operations, which represent net earnings excluding gains or losses on foreign currency translation, disposal of assets and unrealized gains or losses on the mark-to-market of the hedge associated with the Buzzard acquisition, are used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown in the table below influence average prices realized for crude oil, natural gas liquids, natural gas and petroleum products as shown in the table on page 16.

During the fourth quarter, the impact of higher U.S. dollar denominated market prices was partially offset by the impact of the stronger Canadian dollar on prices realized.  In the same period, Dated Brent oil prices averaged $44.00 per barrel in U.S. dollars, up 50% from the average price of $29.41 per barrel in the fourth quarter of 2003.  The Canadian dollar averaged $0.82 US in the fourth quarter of 2004, up 8% from $0.76 US in the fourth quarter of 2003.  The net impact of these two changes, along with some minor changes in overall crude oil and liquids production, increased corporate-wide realized Canadian dollar prices by 32% for crude oil and liquids, from $36.61 per barrel in the fourth quarter of 2003 to $48.41 per barrel in the fourth quarter of 2004.

In the fourth quarter of 2004, Henry Hub natural gas prices averaged $6.87 US per million British thermal units (MMBtu), up 50% from $4.58 US MMBtu in the fourth quarter of 2003. In the same period, AECO natural gas prices averaged $7.39 per thousand cubic feet (Mcf), up 27% from $5.83 per Mcf in 2003. The difference between Henry Hub gas prices and AECO gas prices is the result of normal supply and demand fluctuations in North American basins, along with changes in the Canadian dollar exchange rates relative to the U.S. dollar. Petro-Canada’s realized Canadian dollar price for its North American Natural Gas business averaged $6.92 per Mcf in the fourth quarter of 2004, up 32% from $5.25 per Mcf in the same quarter of 2003.

An unprecedented widening in light-heavy crude price differentials both internationally and in Canada was experienced in the fourth quarter of 2004.  In addition to the typical seasonal downturn in asphalt demand in the Northern Hemisphere, increased OPEC and Mexican production of heavier crude grades and a shortage of refining conversion capacity to process the increased volumes were the main contributing factors to the widening of the Brent-Maya spread to $11.70 US per barrel from $5.08 US in the fourth quarter of 2003. In Canada, the impact of these factors was amplified by increased production of heavy crudes, particularly bitumen. In the absence of sufficient refining conversion capacity in North America, these factors led to a widening of the Edmonton Light-Lloydminster Blend price spread to $23.71 per barrel, from $13.04 in the fourth quarter of 2003.

The average market prices for the three months and year ended December 31 were:

	Three months ended December 31,		Year ended December 31,
(average for the period)	2004	2003	2004	2003
Dated Brent at Sullom Voe US$/bbl	44.00	29.41	38.21	28.84
West Texas Intermediate (WTI) at Cushing US$/bbl	48.28	31.18	41.40	31.04
Dated Brent-Maya FOB price differential US$/bbl	11.70	5.08	8.50	4.60
Edmonton Light Cdn$/bbl	58.05	39.96	52.78	43.77
Edmonton Light/Lloydminster Blend FOB price differential Cdn$/bbl	23.71	13.04	17.07	12.68
Natural gas at Henry Hub US$/MMBtu	6.87	4.58	6.09	5.44
Natural gas at AECO Cdn$/Mcf	7.39	5.83	7.08	6.99
New York Harbour 3-2-1 crack spread US$/bbl	5.50	4.97	7.02	5.31
Exchange rate US cents/Cdn$	81.9	76.0	76.8	71.4

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2004 net earnings had these changes occurred.  Amounts are stated in Canadian dollars unless otherwise specified.

Factor(1),(2)	Change (+)	Annual Net Earnings Impact	Annual Net Earnings Impact
		(millions of dollars)	($ per share)
Upstream
Price received for crude oil and liquids(3)	$1.00 /bbl	45	0.17
Price received for natural gas	$0.25 /Mcf	33	0.12
Exchange rate: $Cdn per $US refers to impact on upstream earnings from operations	$0.01	22	0.08
Crude oil and liquids production	1 000 b/d	5	0.02
Natural gas production	10 MMcf/d	9	0.03
Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	4	0.02
Light/heavy crude price differential	$1.00 /bbl	11	0.04
Corporate
Exchange rate: $Cdn per $US refers to impact of the revaluation of U.S. dollar-denominated, long-term debt.(4)	$0.01	9	0.03

(1)              The impact of a change in one factor may be compounded or offset by changes in other factors.  The table does not consider the impact of any inter-relationship among factors.

(2)              The impact of these factors is illustrative.

(3)              This sensitivity is based upon an equivalent change in the price of WTI and North Sea Brent.

(4)              This refers to gains or losses on $869 million US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt.  Gains or losses on $1 billion US of the Company’s U.S. denominated long-term debt associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment are deferred and included as part of shareholders’ equity.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

	Three months ended December 31,				Year ended December 31,
($ millions, except per share amounts)	2004	($/share)	2003	($/share)	2004	($/share)	2003	($/share)

Net earnings	441	1.69	198	0.75	1 757	6.64	1 650	6.23
Foreign currency translation	43		43		63		239
Unrealized loss on Buzzard hedge	(41)		—		(205)		—
Gain on asset sales	—		5		11		29
Earnings from operations	439	1.68	150	0.57	1 888	7.14	1 382	5.22
Income tax adjustment	—		(51)		13		45
Edmonton refinery conversion provision	—		(82)		—		(82)
Kazakhstan impairment	—		—		—		(46)
International provisions	—		—		—		45
Oakville closure costs	(11)		(15)		(46)		(151)
Terra Nova insurance proceeds	—		17		31		17
Earnings from operations excluding adjustments for one-time and unusual items	450	1.73	281	1.06	1 890	7.14	1 554	5.87

Foreign currency translation reflected gains or losses on U.S. dollar denominated long-term debt that is not associated with the self-sustaining international business segment and the U.S. Rockies operations included in the North American Natural Gas business segment.  In June 2004, as part of its acquisition of an interest in the Buzzard field in the United Kingdom (UK) North Sea, the Company hedged half of its share of estimated production for the first three and a half years.  Buzzard unrealized mark-to-market losses were recorded in the quarter because these transactions did not qualify for hedge accounting.

Earnings Variances

Earnings from operations excluded adjustments for the above noted items, however included a number of one-time and unusual items.  For the years 2003 and 2004, the Company recorded net positive adjustments to future income taxes reflecting announced changes to Canadian income tax rates, insurance proceeds related to the delayed start-up of Terra Nova and additional depreciation and other charges related to the consolidation of Eastern Canada refinery operations and the closure of the Oakville refinery.  In 2003, the Company recorded a $82 million charge to earnings related to the original conversion plan at the Edmonton refinery, a $46 million provision related to the impairment of assets in Kazakhstan, and a positive adjustment of $45 million related to the clarification of production rights and a tax provision for a former operation.

Fourth quarter 2004 earnings from operations adjusted for one-time and unusual items were $450 million ($1.73 per share), up 60% from comparable earnings of $281 million ($1.06 per share) in the fourth quarter of 2003.  The increase in fourth quarter earnings from operations reflected higher realized commodity prices and refining margins, which were partially offset by a stronger Canadian dollar, lower upstream volumes, and higher exploration expense and operating costs.

In 2004, earnings from operations adjusted for one-time and unusual items were $1 890 million ($7.14 per share), up 22% from $1 554 million ($5.87 per share) in the same period of 2003.  The increase in earnings from operations was due to higher realized commodity prices and refining margins, and lower exploration expense and interest charges.  These factors were partially offset by lower upstream volumes and higher operating costs.

In 2004, fourth quarter cash flow was $1 046 million ($4.01 per share), up from $628 million ($2.37 per share) in the same quarter of 2003.  The increase in cash flow reflected higher earnings from operations along with lower current income taxes.

Cash flow in 2004 was $3 747 million ($14.16 per share), compared with $3 372 million or ($12.73 per share) in 2003.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.  Production volumes disclosed are net working interest before royalties, unless otherwise specified.

In the fourth quarter of 2004, Petro-Canada’s production of crude oil, natural gas liquids and natural gas averaged 437 200 barrels of oil equivalent per day (boe/d), compared with 471 500 boe/d in the same period of 2003.  Increased production from Oil Sands and North American Natural Gas was more than offset by lower production in Syria, East Coast Oil and Northwest Europe.

Petro-Canada’s production of crude oil, natural gas liquids and natural gas averaged 451 100 barrels of oil equivalent per day in 2004, in line with the Company’s guidance for the year of 445 000 - 460 000 barrels of oil equivalent per day.

North American Natural Gas

North American Natural Gas contributed fourth quarter 2004 earnings from operations adjusted for one-time and unusual items of $131 million, up 60% from $82 million in the fourth quarter of 2003.  The earnings increase reflected stronger realized prices and higher production due to the acquisition of U.S. Rockies volumes.  These factors were partially offset by higher exploration expense.

Net earnings from North American Natural Gas were $131 million, up from $64 million in the fourth quarter of 2003.  Net earnings in the fourth quarter of 2003 included a $19 million charge due to an increase in Ontario tax rates.

Fourth quarter 2004 Western Canada realized natural gas prices averaged $6.92 per Mcf, up from $5.25 per Mcf in the same quarter of 2003.  U.S. Rockies realized natural gas prices converted to Canadian dollars averaged $6.41 per Mcf in the fourth quarter of 2004.

Western Canada delivered average fourth quarter 2004 natural gas production of 676 million cubic feet per day (MMcf/d), compared with 694 MMcf/d in the same period last year.  Western Canada crude oil and natural gas liquids production averaged 15 200 barrels per day (b/d), compared with 15 600 b/d in the fourth quarter of 2003.  Production from the U.S. Rockies averaged 54 million cubic feet per day of natural gas equivalent (MMcfe/d) in the fourth quarter.

Production Outlook

In 2005, production from the North American Natural Gas business is expected to be 127 000 boe/d (762 MMcfe/d).  Additional volumes from the U.S. Rockies are expected to largely offset the natural declines of Western Canada conventional natural gas production.  It is anticipated U.S. Rockies unconventional gas equivalent production will increase from about 50 MMcf/d in 2005 to 100 MMcf/d by 2007.

East Coast Oil

East Coast Oil contributed fourth quarter 2004 earnings from operations adjusted for one-time and unusual items of $153 million, up 13% from $136 million in the fourth quarter of 2003.  The positive impact of higher realized prices was partially offset by lower production at Terra Nova due to extended maintenance activities and operating difficulties.

Net earnings from East Coast Oil were $153 million in the fourth quarter of 2004, up from $139 million in the fourth quarter of 2003.  Net earnings in the fourth quarter of 2003 included $17 million of insurance proceeds related to the delayed start-up of Terra Nova and a $14 million charge to reflect the increase in Ontario tax rates.

Fourth quarter 2004 East Coast Oil realized crude prices averaged $50.29 per barrel, compared with $38.66 per barrel in the fourth quarter of 2003.

Fourth quarter 2004 production averaged 68 400 b/d, compared with 87 500 b/d in the fourth quarter of 2003.  Terra Nova’s fourth quarter production averaged 28 500 b/d in the fourth quarter of 2004, compared with 48 200 b/d in the fourth quarter of 2003.

Production was impacted by maintenance activities and the accidental discharge of oily water in November.  In January 2005, Terra Nova returned to full production capacity.  In the fourth quarter of 2004, Hibernia delivered solid production, averaging 39 900 b/d, compared with 39 300 b/d in the same quarter of 2003.

Other East Coast Offshore

Construction on the White Rose development continues to progress on schedule for start up in early 2006.  Hook-up and pre-commissioning activities are underway on the FPSO in Marystown.

Production Outlook

East Coast Oil production is expected to average 77 000 b/d in 2005.  Production in 2005 reflects an expected four-week turnaround at Terra Nova and a one-week turnaround at Hibernia.  East Coast volumes are expected to increase in 2006 as production from the White Rose development ramps up to about 25 000 b/d at plateau.

Oil Sands

Oil Sands contributed fourth quarter 2004 earnings from operations adjusted for one-time and unusual items of $10 million, compared with a loss of $4 million in the fourth quarter of 2003.  Increased earnings reflected higher Syncrude realized prices and increased production.  These positive impacts were largely offset by the impact on bitumen prices of very wide light-heavy differentials in December 2004, as well as higher operating costs at Syncrude due to unplanned shutdowns.

Net earnings from Oil Sands were $10 million in the fourth quarter of 2004, up from a loss of $95 million in the fourth quarter of 2003.  Net earnings in the fourth quarter of 2003 included an $82 million charge related to the original refinery conversion plan at the Edmonton refinery and a $9 million charge due to increased Ontario tax rates.

Fourth quarter 2004 Syncrude realized prices averaged $58.58 per barrel, compared with $38.80 per barrel in the same period last year. MacKay River bitumen realized prices averaged $11.41 per barrel in the fourth quarter of 2004, compared with $13.08 per barrel in the fourth quarter of 2003.  The decrease reflected very wide light-heavy differentials in December 2004.

Syncrude production averaged 27 300 b/d in the fourth quarter of 2004, despite a power interruption that resulted in a shutdown of the LC finer upgrading unit in December.  Syncrude production averaged 24 500 b/d in the fourth quarter of 2003.

Fourth quarter MacKay River production averaged 19 800 b/d, up from 16 300 b/d in the same period in 2003.  Water treatment issues, which adversely impacted MacKay River production, were addressed.

In other Oil Sands activity, drilling activities are underway to define future oil sands development options.

Production Outlook

Oil Sands production is expected to be about 52 000 b/d in 2005.  The higher expected production outlook in 2005 is due to improved reliability and operating performance at MacKay River.  The Syncrude stage III expansion, scheduled for completion in mid-2006, will increase Petro-Canada’s share of production capacity from 28 000 b/d in 2005 to approximately 42 000 b/d.  Production is expected to reach this level following a ramp up period of two to three years.

International

International contributed fourth quarter 2004 earnings from operations adjusted for one-time and unusual items of $84 million, up 68% from $50 million in the fourth quarter of 2003.  The earnings from operations increase reflected stronger realized commodity prices, partially offset by lower volumes, higher exploration charges and foreign currency translation losses.

Net earnings from International were $43 million in the fourth quarter of 2004, which included the unrealized Buzzard hedging loss of $41 million. Net earnings in the fourth quarter of 2003 were $54 million.

International oil and liquids realized prices in the fourth quarter averaged $50.09 per barrel, compared with $37.60 per barrel in the same period of 2003.  International realized prices for natural gas averaged $5.57 per Mcf in the fourth quarter of 2004, compared with $4.68 per Mcf in the same period of 2003.

International production for the fourth quarter averaged 184 800 boe/d, compared with 212 100 boe/d in the fourth quarter of 2003.  Fourth quarter 2004 production in Libya and Trinidad was unchanged compared with the same period in 2003, while production in Syria and Northwest Europe was lower than in the fourth quarter of 2003.

Northwest Europe

Fourth quarter daily production averaged 47 100 boe/d, compared with 53 900 boe/d in the same period last year.  Production from the U.K. averaged 28 600 boe/d in the fourth quarter of 2004, compared with 29 100 boe/d in the same period last year.  Netherlands production averaged 18 500 boe/d in the fourth quarter of 2004, compared with 24 800 boe/d in the fourth quarter of 2003.  Lower production in the Netherlands was largely due to the Hanze field coming off plateau in the second quarter of 2004.

Progress on the Buzzard field development (60 000 b/d at plateau production) continues on schedule and on budget for first oil in late 2006.  Progress has also been made on the Pict development (10 000 b/d) in the UK and the De Ruyter development (10 000 b/d) in the Netherlands, which are due on-stream in mid 2005 and late 2006, respectively.

North Africa/Near East

In the fourth quarter of 2004, production in North Africa/Near East averaged 125 400 boe/d, down from 145 900 boe/d in the same quarter of 2003.  Libyan production averaged 50 300 b/d, compared with 50 800 b/d in the fourth quarter of 2003.  Syrian production averaged 74 700 boe/d, down from 91 700 boe/d as a result of natural declines in the existing, mature fields.

Subsequent to quarter-end, discussions relating to the Syrian Middle Area Gas project were discontinued by the Syrian Ministry of Petroleum and Mineral Resources.

Northern Latin America

Trinidad offshore gas production averaged 74 MMcf/d in the fourth quarter of 2004, unchanged from the comparable quarter of 2003.

The extended production test to evaluate the commerciality of the La Ceiba development in Venezuela commenced in the fourth quarter of 2004.  If the evaluation of the production test is positive, development of the La Ceiba project could be on-stream in 2008.

Production Outlook

International production is expected to be 168 000 boe/d in 2005.  Lower production from the International business reflects natural declines in Syria and Northwest Europe.  The development of new growth projects such as Pict (10 000 b/d), De Ruyter (10 000 b/d) and Buzzard (60 000 b/d) will add production in the 2005 to 2007 period.

2005 Consolidated Production Outlook

The production information contained in this section was previously released on December 16, 2004.  In 2005, production from Petro-Canada’s upstream businesses is expected to decrease slightly, compared to 2004 production.  This is mainly due to natural declines in Syria and Northwest Europe.  Factors that may impact production during 2005 include reservoir performance, drilling results, facility reliability and the execution of planned turnarounds at certain gas plants, Terra Nova, Hibernia, Syncrude and other factors.

Consolidated Production (boe/d)	2004 Actual	2005 Outlook (+/-)
North American Natural Gas
– Gas	116 000	113 000
– Liquids	15 000	14 000
East Coast Oil	78 000	77 000
Oil Sands
– Syncrude	29 000	28 000
– MacKay River	16 000	24 000
International
– North Africa/Near East	130 000	114 000
– Northwest Europe	55 000	43 000
– Northern Latin America	12 000	11 000
Total	451 100	415 000 – 440 000

Reserves

The Company’s reserves data and reserves quantities are determined by Petro-Canada’s staff of qualified reserves evaluators using corporate-wide policies, procedures and practices.  These reserves policies, procedures and practices conform with the requirements in Canada, as well as the U.S. Securities and Exchange Commission (SEC) and the Association of Professional Engineers, Geologists and Geophysicists of Alberta’s Standard of Practice for the Evaluation of Oil and Gas Reserves for Public Disclosure.  Petro-Canada also employs independent third parties to evaluate, audit and/or review its reserves processes and estimates.  In 2004, 87% of North American and 78% of International proved reserves were assessed by independent reserves evaluators.  The independent reserves evaluators concluded that the Company’s year-end reserves estimates were reasonable.

December 31, 2004 Consolidated Reserves	Proved(1)	2P (Proved + Probable)	Proved(2,5) Replacement Ratio(1)		2P Reserves(3,5) Life Index(2)
	(MMboe)	(MMboe)	(per cent)		(years)
North American Natural Gas	383.4	602.3	107		12.6
East Coast	68.3	262.5	90		9.2
Oil Sands	331.4	735.3	(60	)(4)	44.5
International	430.9	636.3	127		8.8
Total	1 214.0	2 236.4	96		13.5
Five-year proved replacement ratio:			150

(1)               At year-end 2004, 68% of proved reserves were classified as proved developed reserves.  Of the total proved undeveloped reserves, 84% are associated with large projects currently producing or under active development including Buzzard, Syncrude, Hibernia, Terra Nova, White Rose and Trinidad natural gas.

(2)               The year-over-year net change in proved reserves before deducting production divided by annual production during the year.  Proved reserves replacement ratio is a general indicator of the Company’s reserves growth.  It is only one of a number of metrics, which can be used to analyze a Company’s upstream business.

(3)               Proved plus probable reserves at year-end 2004 divided by annual production.

(4)               Oil Sands proved replacement ratio includes the transfer of 22 MMbbls of proved reserves at MacKay River to probable reserves.  If this revision is excluded, then the Oil Sands reserves replacement ratio was 73% in 2004.

(5)               Reserves replacement ratio and reserves life index are non-standardized measures and may not be comparable to similar measures of other companies.  They are illustrative only.

Petro-Canada’s objective is to replace reserves over time through exploration, development and acquisition.  On a consolidated basis, Petro-Canada’s proved reserves replacement over the last five years was 150%.  Proved reserve replacement in 2004 was 96%.  The Company believes that due to the specific nature of its upstream portfolio and attributes of its probable reserves, the combination of proved plus probable reserves provides a better perspective of Petro-Canada’s reserves life index.   The proved plus probable reserves life index was 13.5 years at year-end 2004.

In North American Natural Gas, on a proved basis, Petro-Canada replaced 107% of production in 2004.  This reflected reserves additions from the Company’s capital program and the acquisition of reserves in the U.S. Rockies. The U.S.  Rockies acquisition added 87 million barrels of oil equivalent (MMboe) of proved plus probable reserves.

On the East Coast, on a proved basis, Petro-Canada replaced 90% of production in 2004.  At Hibernia, 21 million barrels of oil (MMbbls) net to Petro-Canada were added to proved plus probable reserves as a result of better than anticipated reservoir performance and development drilling.  The life of field estimate increased from 835 MMbbls (167 MMbbls net to Petro-Canada) at year-end 2003 to 940 MMbbls (188 MMbbls net to Petro-Canada) at year-end 2004. This increase in reserves will lower the depreciation, depletion and amortization changed to earnings on a unit of production basis.

In Oil Sands, on a proved basis, Petro-Canada’s reserve replacement for 2004 was impacted by the transfer of proved bitumen reserves to probable reserves.  The SEC prescribes the use of year-end prices and costs in determining proved reserves.  The combination of very wide light-heavy price differentials and high prices for synthetic crude used for blending contributed to very low prices for Canadian bitumen at year-end 2004.  As a result, Petro-Canada transferred 22 million barrels of oil (MMbbls) of MacKay River proved reserves to probable reserves. This change did not have any financial impact on the Company, and Petro-Canada continues to consider its in situ bitumen reserves and resources to be an important part of its overall portfolio. At Syncrude, 116% of production was replaced through on-going development.

In International, on a proved basis, Petro-Canada replaced 127% of production in 2004.  In Northwest Europe, the Buzzard acquisition in the UK added 154 MMboe proved plus probable reserves.  A further 16 MMboe proved plus probable reserves were added following sanction of the operated De Ruyter project in the Netherlands. These additions were partly offset by negative revisions of 29 MMboe to probable reserves, mainly due to a dry appraisal well in the L5b-C field in the Netherlands. In the North Africa Near East region there were negative revisions of 29 MMboe, mainly due to reservoir performance in Syria offset by additions in Libya from ongoing field developments.

Further detail on Petro-Canada’s reserves is provided in the Reserves Table at the end of this Management Discussion and Analysis (see page 15).

DOWNSTREAM

The Downstream contributed fourth quarter earnings from operations adjusted for one-time and unusual items of $102 million, up 70% from $60 million in the same quarter of 2003.  The earnings from operations increase reflected a $36 million “last-in, first-out” (LIFO) inventory valuation gain associated with the closure of the Oakville refinery, higher U.S. cracking margins and a wider light/heavy crude price differential.  These factors were partially offset by the impact of higher crude prices on margins for all products and a stronger Canadian dollar in the fourth quarter of 2004.

The Downstream business posted fourth quarter net earnings of $92 million, compared with net earnings of $34 million in the same quarter of 2003.  Fourth quarter 2004 net earnings were negatively impacted by $11 million of after-tax charges for additional depreciation and other charges related to the previously announced consolidation of Eastern Canada refinery operations. Net earnings in 2003 included a $15 million after-tax charge for additional depreciation and other charges related to the Eastern Canada consolidation, and an $11 million charge to reflect higher Ontario tax rates.

The increase in the fourth quarter 2004 New York Harbour 3-2-1 refinery crack spread to $5.50 US per barrel from $4.97 US per barrel in the fourth quarter of 2003 was largely offset by a stronger Canadian dollar.  The international light/heavy crude price differential widened to $11.70 Cdn per barrel in the fourth quarter of 2004, compared with $5.08 Cdn per barrel in 2003.

Petro-Canada’s refineries achieved 96% utilization in the fourth quarter, adjusted for the partial closure of the Oakville refinery on November 12, 2004.  This compared with a 98% utilization rate in the fourth quarter of 2003.  The decline was largely due to the
35-day shutdown at the Montreal refinery related to the Eastern Canada consolidation.  As previously announced, the Oakville refinery will continue to operate at reduced rates in the early part of 2005.  This will permit short-term supply flexibility during the transition period.

In the fourth quarter of 2004, total sales of refined petroleum products were down 4%, compared to the same period last year, largely due to lower wholesale and rack sales in Eastern Canada.

Excluding the impacts of one-time and unusual items, refining and supply contributed fourth quarter 2004 operating earnings of $88 million, compared with $50 million in the fourth quarter of 2003.  Fourth quarter earnings were increased by a $36 million LIFO inventory valuation gain associated with the phased closure of the Oakville refinery operations.  These adjustments more than offset continued low asphalt and heavy fuel oil margins.

Marketing contributed fourth quarter 2004 operating earnings of $14 million, compared with $10 million in the same quarter of 2003.  Increased earnings were due to higher wholesale earnings partially offset by intense retail price competition.

Petro-Canada continued consolidation of its Eastern Canada refinery operations in the fourth quarter of 2004, with the successful reversal and expansion of the Trans Northern Pipelines Inc. pipeline and completion of the logistics tie-ins at the Montreal refinery to supply the Ontario market.  In addition, consolidation activities included a turnaround at the Montreal refinery to expand capacity and the permanent shutdown of the first of two crude trains at the Oakville refinery.

CORPORATE

Shared services recorded net earnings of $12 million in the fourth quarter of 2004, compared with $2 million for the same period in 2003.  Fourth quarter 2004 net earnings included a $43 million after-tax gain on foreign currency translation on U.S. dollar denominated long-term debt, unchanged from the fourth quarter of 2003.

Fourth quarter 2004 interest expense was $34 million before-tax, compared with $43 million in the prior year due primarily to higher capitalized interest and a stronger Canadian dollar.

Normal Course Issuer Bid

Under the terms of the normal course issuer bid (NCIB), Petro-Canada is entitled to purchase up to 21 million of its common shares during the period from June 22, 2004 to June 21, 2005, subject to certain conditions.  During the fourth quarter, Petro-Canada purchased a total of 2 403 188 common shares at an average price of $65.82 for a total cost of approximately $159 million.  Since filing the NCIB in June 2004, the Company purchased a total of 6 868 082 shares at an average price of $65.02 per share for a total cost of approximately $447 million.  Petro-Canada’s priority uses of cash are to fund profitable growth and to return cash to shareholders through dividends and share buybacks.

Accounting Changes

Effective January 1, 2004, the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related assets are increased by the amount of these liabilities.  Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.

Effective January 1, 2004, the Company began accounting for certain transportation costs, third-party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  The change in accounting represents a reclassification of revenue and expenses, and has no effect on net earnings.  Prior periods have been reclassified to conform with the current year presentation.

Effective January 1, 2004, the Company elected to discontinue hedge accounting for certain Downstream hedging programs.  As a result, the realized and unrealized values of these transactions are recognized in Investment and Other Income. The effect of the change for the three months and year ended December 31, 2004 was a decrease in earnings of $3 million and an increase of earnings of $3 million, respectively.

Pension Contributions

Petro-Canada expects to make pension contributions of approximately $95 million in 2005.  Petro-Canada’s pension expense was $71 million in 2004, compared with $72 million in 2003.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the balance of short-term debt outstanding was $299 million, consisting of $70 million US in U.S. denominated commercial paper and $215 million in Canadian dollar denominated commercial paper.  The proceeds from issuing commercial paper were used to repay borrowings on the syndicated operating credit facility, finance a portion of the U.S. Rockies acquisition and purchase shares under the NCIB.

At the end of the quarter, the Company’s syndicated operating credit facilities totalled $1 500 million.  There were no draws on these facilities at quarter end, however these facilities provided liquidity support to the Company’s commercial paper program.  In addition, the Company had bilateral demand facilities totalling $445 million, of which $263 million was used for letters of credit and overdraft coverage.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remained unchanged from year-end 2003.

On November 3, 2004, Petro-Canada filed a shelf prospectus to provide the Company with the flexibility to issue up to $1 billion US of debt securities in the United States until December 2006.  This prospectus replaced the shelf prospectus registered in 2003.  On November 8, 2004, the Company issued $400 million US of senior notes, leaving $600 million US available under the shelf prospectus.  The proceeds of this issue were used to repay the $400 million US acquisition credit facility used to partially fund the U.S. Rockies acquisition in July 2004.

Petro-Canada’s cash and cash equivalents as at December 31, 2004 were $170 million, compared with $635 million as at December 31, 2003.

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, Petro-Canada had an operating working capital deficiency of $777 million as at December 31, 2004, compared with an operating working capital deficiency of $52 million as at December 31, 2003.  The working capital deficiency increase was primarily due to the accounts receivable securitization program and higher accounts payable resulting from higher commodity prices and capital accruals.

Commitments and contingent liabilities are disclosed in Note 22 to the 2003 annual consolidated financial statements.

Contractual obligations are summarized in the Company’s 2003 annual Management’s Discussion and Analysis.  During the fourth quarter of 2004, total contractual obligations increased by approximately $1.4 billion, relating mainly to an obligation for the processing of future bitumen production beginning in 2009.

RISK

Hedging Activities

As part of its acquisition of an interest in the Buzzard field in the UK North Sea, the Company entered into a series of derivative contracts related to the future sale of Brent crude oil.  The purpose of these transactions is to ensure value-adding returns to Petro-Canada on this investment, even in the event of a material decrease in oil prices.  These contracts effectively lock in an average forward price of approximately $26 US per barrel on a volume of 35 840 000 barrels.  This volume represents approximately 50% of the Company’s share of estimated plateau production in the 2007 to 2010 period.  Mark-to-market unrealized losses associated with these Buzzard contracts were $41 million after-tax in the fourth quarter of 2004 and $205 million after-tax for the year-ended 2004.  As the Buzzard development is not sufficiently advanced to qualify for hedge accounting, unrealized gains or losses are reported in earnings each quarter.

Excluding the risk management activity associated with Buzzard, as described above, there was no material change in the Company’s risks or risk management activities since December 31, 2003.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques.  Readers should refer to Petro-Canada’s 2003 Annual Information Form and the risk management section of the 2003 Management’s Discussion and Analysis.

Outlook – Capital Expenditures

The capital expenditures information contained in this section was previously released on December 16, 2004.
Petro-Canada has a $3.2 billion capital program in 2005, up 13% from the 2004 capital program.  The 2005 capital program includes rising investment in all four upstream business units and in the Downstream.  The expenditures are focused on furthering the company’s strategic objectives to improve the profitability of base businesses and to deliver profitable growth. Growth initiatives include reserve replacement in existing core areas that deliver immediate economic benefit, new projects aimed at medium-term growth, and exploration and new venture activity for the long term.

Capital Investment Priorities	$ millions	Highlights
Regulatory compliance	635	Meeting reduced sulphur limits in diesel fuel
Enhancing existing assets	130	Improving reliability at key facilities
Improving base business profitability	120	Developing the retail and wholesale networks, and debottlenecking the lubricants plant
Reserve replacement in core areas	950	Investing for immediate impact in the four upstream businesses
New growth projects	1 130	Adding future production with medium-term growth projects
Exploration and new ventures for long-term growth	270	Investing in exploration internationally, in Alaska and the Mackenzie Delta/Corridor; evaluating new in situ oil sands developments; and, progressing LNG projects
Total	3 235

Consolidated Capital Expenditures ($ million)	2004 Actual		2005 Outlook
Upstream
North American Natural Gas	724		760
East Coast Oil	278		315
Oil Sands	399		400
International	606		825
	2 007		2 300
Downstream
Refining	656		780
Marketing	171		105
Lubricants	12		35
	839		920
Corporate	9		15

Total	2 855	(1)	3 235

(1)  Excludes Buzzard and U.S. Rockies acquisitions totalling about $1.9 billion.

SHAREHOLDER INFORMATION

As at December 31, 2004, Petro-Canada’s common shares outstanding totalled 260.0 million and averaged 260.6 million in the fourth quarter.  This compares with average shares outstanding of 265.4 million for the quarter ended December 31, 2003.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, January 27, 2005 at 0900h, Eastern Standard Time.  To participate, please call 1-800-387-6216 or 416-405-9328 at 0855h.  Media are invited to listen to the call by dialing 1-800-211-7911 or 416-405-9310 and to ask questions at the end of the call.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (passcode number 3132970).  A live audio broadcast of the conference call will be available on Petro-Canada’s website at
http://www.petro-canada.ca/eng/investor/9259.htm on January 27 at 0900h Eastern Standard Time.  Approximately one hour after the call, a recording of the call will be available on the Internet site.

LEGAL NOTICE - FORWARD LOOKING INFORMATION/RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers.  Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices.  Where the term boe (barrel of oil equivalent) is used in this release it may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The use of terms such as “probable”, “possible”, “recoverable” or “potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive.  Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

December 31, 2004

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
Before Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	68.4	87.5	78.2	86.1
Oil Sands	47.1	40.8	45.2	36.1
North American Natural Gas(1),(2)	16.9	15.6	15.3	16.9
Northwest Europe	34.8	38.9	40.4	37.7
North Africa/Near East	121.5	141.3	126.6	143.1
	288.7	324.1	305.7	319.9
Natural gas production, net, excluding injectants (millions of cubic feet per day)
North American Natural Gas(1),(2)	720	694	695	693
Northwest Europe	74	90	85	80
North Africa/Near East	23	28	21	32
Northern Latin America	74	74	72	63
	891	886	873	868

Total production(3) (thousands of barrels of oil equivalent per day), net before royalties	437	472	451	465

After Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	65.2	85.2	75.1	84.0
Oil Sands	46.5	40.5	44.8	35.7
North American Natural Gas(1),(2)	12.6	11.2	11.4	12.6
Northwest Europe	34.8	38.9	40.4	37.7
North Africa/Near East	67.5	73.9	67.4	77.9
	226.6	249.7	239.1	247.9
Natural gas production, net, excluding injectants (millions of cubic feet per day)
North American Natural Gas(1),(2)	556	515	530	521
Northwest Europe	74	90	85	80
North Africa/Near East	0	3	3	6
Northern Latin America	45	74	51	63
	675	682	669	670
Total production(3) (thousands of barrels of oil equivalent per day), net after royalties	339	363	350	360

Petroleum product sales (thousands of cubic metres per day)
Gasolines	24.2	25.2	24.7	25.8
Distillates	20.7	20.8	20.2	20.5
Other including petrochemicals	10.5	11.7	11.7	10.5
	55.4	57.7	56.6	56.8

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	44.8	48.8	48.2	49.9
Average refinery utilization (%)(4)	96	98	98	100
Downstream earnings from operations after tax (cents per litre)(5)	2.0	0.9	1.7	2.0

(1)          North American Natural Gas includes Western Canada and U.S. Rockies.

(2)          Average production for U.S. Rockies based on 156 days in 2004.

(3)          Natural gas converted at 6 000 cubic feet of gas to one barrel of oil.

(4)          Includes Oakville capacity pro-rated to reflect partial closure of Oakville refinery, effective November 12, 2004.

(5)          Before additional depreciation and other charges related to the closure of Oakville refinery.

RESERVES DATA

December 31, 2004

	North American Natural Gas		Oil Sands		East Coast	International	Total
Working interest before royalties MMboe	Western Canada	U.S. Rockies
			Syncrude	Bitumen
Proved Reserves
December 31, 2003	379.9	—	329.7	28.2	71.0	411.3	1 220.1
Revisions of previous estimate	2.8	(2.3)	12.1	(22.1)	25.9	10.4	26.8
Net purchases/sales	0.9	23.9	—	—	—	80.8	105.6
Discoveries, extensions and improved recovery	26.2	—	—	—	—	0.4	26.6
Production	(46.6)	(1.4)	(10.4)	(6.1)	(28.6)	(72.0)	(165.1)
December 31, 2004	363.2	20.2	331.4	0.0	68.3	430.9	1 214.0

Probable Reserves
December 31, 2003	111.4	—	164.0	214.5	199.1	183.4	872.4
Revisions of previous estimate	23.8	(4.5)	4.8	20.6	(4.9)	(49.9)	(10.1)
Net purchases/sales	—	66.4	—	—	—	65.8	132.2
Discoveries, extensions and improved recovery	16.6	5.2	—	—	—	6.1	27.9
December 31, 2004	151.8	67.1	168.8	235.1	194.2	205.4	1 022.4

Proved + Probable Reserves
December 31, 2003	491.3	—	493.7	242.7	270.1	594.7	2 092.5
Revisions of previous estimate	26.6	(6.8)	16.9	(1.5)	21.0	(39.5)	16.7
Net purchases/sales	0.9	90.3	—	—	—	146.6	237.8
Discoveries, extensions and improved recovery	42.8	5.2	—	—	—	6.5	54.5
Production	(46.6)	(1.4)	(10.4)	(6.1)	(28.6)	(72.0)	(165.1)
December 31, 2004	515.0	87.3	500.2	235.1	262.5	636.3	2 236.4

AVERAGE PRICE REALIZED

December 31, 2004

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	50.29	38.66	48.39	39.91
Oil Sands	38.74	28.54	39.90	34.97
North American Natural Gas(1)	52.23	34.77	47.02	38.21
Northwest Europe	55.27	39.72	50.37	41.41
North Africa/Near East	48.60	37.02	47.33	38.49
Total crude oil and natural gas liquids	48.41	36.61	46.89	38.80

Natural gas (dollars per thousand cubic feet)
North American Natural Gas(1)	6.89	5.25	6.72	6.50
Northwest Europe	6.15	5.86	5.65	5.42
North Africa/Near East	4.63	4.66	4.81	4.84
Northern Latin America	5.30	3.23	4.81	4.01
Total natural gas	6.64	5.13	6.41	6.16

SHARE INFORMATION
December 31, 2004

		Three months ended December 31,		Year ended December 31,
		2004	2003	2004	2003
Average shares outstanding (millions)		260.6	265.4	264.6	264.9
Average diluted shares outstanding (millions)		264.1	268.4	268.1	267.9
Net earnings per share	– Basic	1.69	0.75	6.64	6.23
	– Diluted	1.67	0.74	6.55	6.16
Cash flow per share		4.01	2.37	14.16	12.73
Dividends per share		0.15	0.10	0.60	0.40
Share price(2)	– High	68.23	64.55	68.65	64.55
	– Low	61.17	51.96	56.50	45.75
	– Close at December 31	61.17	63.91	61.17	63.91
Shares traded(3) (millions)		95.5	37.8	315.9	169.9

(1)          North American Natural Gas includes Western Canada and U.S. Rockies.

(2)          Share prices are for trading on the Toronto Stock Exchange (TSX).

(3)          Total shares traded on the TSX and New York Stock Exchanges.

SELECTED FINANCIAL DATA

December 31, 2004

(unaudited, millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Earnings
Upstream
North American Natural Gas	131	63	500	459
East Coast Oil	153	139	711	597
Oil Sands	10	(95)	120	(52)
International	84	50	372	297
Downstream	91	34	310	263
Shared Services	(30)	(41)	(125)	(182)
Earnings from operations	439	150	1 888	1 382
Foreign currency translation	43	43	63	239
Unrealized loss on Buzzard hedge	(41)	—	(205)	—
Gain on asset sales	—	5	11	29
Net earnings	441	198	1 757	1 650

Cash flow
Cash flow from operating activities	832	703	3 880	3 208
Increase (decrease) in non-cash working capital relating to operating activities and other	214	(75)	(133)	164

Cash flow	1 046	628	3 747	3 372

Average capital employed
Upstream			7 631	6 550
Downstream			2 715	2 422
Shared Services			187	296
Total Company			10 533	9 268

Return on capital employed (%)
Upstream			19.7	20.5
Downstream			11.5	10.2
Total Company			17.5	19.0

Operating return on capital employed (%)
Upstream			22.3	19.9
Downstream			11.4	10.9
Total Company			18.8	16.1

Return on equity (%)			21.5	24.9

Debt			2 580	2 229
Cash and cash equivalents			170	635
Debt to cash flow (times)			0.7	0.7
Debt to debt plus equity (%)			22.8	22.7

CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31, 2004

(unaudited; millions of Canadian dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Revenue
Operating	3 807	3 104	14 687	12 887
Investment and other income(4)	(90)	(2)	(310)	12
	3 717	3 102	14 377	12 899

Expenses
Crude oil and product purchases	1 794	1 402	6 740	5 620
Operating, marketing and general (5)	702	656	2 690	2 557
Exploration	76	38	235	271
Depreciation, depletion and amortization (5)	352	465	1 402	1 560
Unrealized gain on translation of foreign currency denominated long-term debt	(52)	(50)	(77)	(251)
Interest	34	43	142	182
	2 906	2 554	11 132	9 939

Earnings before income taxes	811	548	3 245	2 960

Provision for income taxes
Current	230	387	1 461	1 247
Future (6)	140	(37)	27	63
	370	350	1 488	1 310

Net earnings	441	198	1 757	1 650

Earnings per share
Basic (dollars)	1.69	0.75	6.64	6.23
Diluted (dollars)	1.67	0.74	6.55	6.16

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Year ended December 31, 2004

(unaudited, millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Retained earnings at beginning of period, as previously reported	5 006	3 769	3 943	2 380
Retroactive application of change in accounting for asset retirement obligations (2)	—	(131)	(133)	(114)
Retained earnings at beginning of period, as restated	5 006	3 638	3 810	2 266
Net earnings	441	198	1 757	1 650
Dividends on common shares	(39)	(26)	(159)	(106)
Retained earnings at end of period	5 408	3 810	5 408	3 810

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2004

(unaudited, millions of Canadian dollars)

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003

Operating activities
Net earnings	441	198	1 757	1 650
Items not affecting cash flow from operating activities before changes in non-cash working capital (7)	529	392	1 755	1 451
Exploration expenses	76	38	235	271
Cash flow from operating activities before changes in non-cash working capital	1 046	628	3 747	3 372
(Increase) decrease in non-cash working capital related to operating activities	(214)	75	133	(164)
Cash flow from operating activities	832	703	3 880	3 208

Investing activities
Expenditures on property, plant and equipment and exploration (8)	(975)	(645)	(4 073)	(2 315)
Acquisition of Prima Energy Corporation (3)	—	—	(644)	—
Proceeds from sale of assets (9)	7	17	443	165
Increase in deferred charges and other assets	(15)	(35)	(36)	(147)
(Increase) decrease in non-cash working capital related to investing activities	(10)	30	10	94
	(993)	(633)	(4 300)	(2 203)
Financing activities
Increase in short-term notes payable	85	—	314	—
Proceeds from issue of long-term debt (3),(10)	—	—	533	804
Reduction of long-term debt (10)	(1)	(2)	(299)	(1 352)
Proceeds from issue of common shares	8	5	39	50
Purchase of common shares (11)	(159)	—	(447)	—
Dividends on common shares	(39)	(26)	(159)	(106)
Increase in non-cash working capital related to financing activities	(8)	—	(26)	—
	(114)	(23)	(45)	(604)

Increase (decrease) in cash and cash equivalents	(275)	47	(465)	401
Cash and cash equivalents at beginning of period	445	588	635	234
Cash and cash equivalents at end of period	170	635	170	635

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at December 31, 2004

(unaudited, millions of Canadian dollars)

	December 31, 2004	December 31, 2003

Assets
Current assets
Cash and cash equivalents	170	635
Accounts receivable (9)	1 254	1 503
Inventories	549	551
Prepaid expenses	13	16
	1 986	2 705
Property, plant and equipment, net	14 783	10 943
Goodwill	986	810
Deferred charges and other assets	345	316
	18 100	14 774
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	2 223	1 822
Income taxes payable	370	300
Short-term notes payable	299	—
Current portion of long-term debt	6	6
	2 898	2 128
Long-term debt (10)	2 275	2 223
Other liabilities	646	306
Asset retirement obligations (2)	834	773
Future income taxes	2 708	1 756
Shareholders’ equity (11)	8 739	7 588
	18 100	14 774

Figure references refer to the Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of Canadian dollars)

(1)                    Segmented Information

Three months ended December 31,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue
Sales to customers and other revenues	472	353	196	228	111	76	442	495	2 501	1 947	(5)	3	3 717	3 102
Inter-segment sales	64	42	115	90	146	87	—	—	5	3	—	—
	536	395	311	318	257	163	442	495	2 506	1 950	(5)	3
Expenses
Crude oil and product purchases	85	80	—	—	91	52	—	—	1 625	1 272	(7)	(2)	1 794	1 402
Inter-segment transactions	4	3	1	—	16	10	—	—	309	209	—	—
Operating, marketing and general	103	83	27	29	100	91	101	106	353	328	18	19	702	656
Exploration	44	24	—	—	6	2	26	12	—	—	—	—	76	38
Depreciation, depletion and amortization	89	68	58	68	29	148	104	104	72	76	—	1	352	465
Unrealized gain on translation of foreign currency denominated long-term debt	—	—	—	—	—	—	—	—	—	—	(52)	(50)	(52)	(50)
Interest	—	—	—	—	—	—	—	—	—	—	34	43	34	43
	325	258	86	97	242	303	231	222	2 359	1 885	(7)	11	2 906	2 554
Earnings before income taxes	211	137	225	221	15	(140)	211	273	147	65	2	(8)	811	548
Provision for income taxes
Current	52	75	69	95	(36)	(5)	130	209	36	32	(21)	(19)	230	387
Future	28	(2)	3	(13)	41	(40)	38	10	19	(1)	11	9	140	(37)
	80	73	72	82	5	(45)	168	219	55	31	(10)	(10)	370	350
Net earnings	131	64	153	139	10	(95)	43	54	92	34	12	2	441	198
Expenditures on property, plant and equipment and exploration	218	166	79	97	133	113	232	89	308	174	5	6	975	645
Cash flow from operating activities before changes in non-cash working capital	300	157	215	194	87	18	282	179	191	111	(29)	(31)	1 046	628

(1)                    Segmented Information

Year ended December 31,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenue
Sales to customers and other revenues	1 773	1 756	911	817	412	235	1 851	1 945	9 420	8 145	10	1	14 377	12 899
Inter-segment sales	215	190	527	482	548	391	—	—	14	7	—	—
	1 988	1 946	1 438	1 299	960	626	1 851	1 945	9 434	8 152	10	1
Expenses
Crude oil and product purchases	359	366	—	—	291	156	—	—	6 093	5 099	(3)	(1)	6 740	5 620
Inter-segment transactions	9	7	5	—	49	36	—	—	1 241	1 027	—	—
Operating, marketing and general	379	330	120	121	362	332	437	407	1 328	1 293	64	74	2 690	2 557
Exploration	119	146	2	47	16	23	98	55	—	—	—	—	235	271
Depreciation, depletion and amortization	321	269	268	267	69	179	466	444	277	400	1	1	1 402	1 560
Unrealized gain on translation of foreign currency denominated long-term debt	—	—	—	—	—	—	—	—	—	—	(77)	(251)	(77)	(251)
Interest	—	—	—	—	—	—	—	—	—	—	142	182	142	182
	1 187	1 118	395	435	787	726	1 001	906	8 939	7 819	127	5	11 132	9 939
Earnings before income taxes	801	828	1 043	864	173	(100)	850	1 039	495	333	(117)	(4)	3 245	2 960
Provision for income taxes
Current	330	227	323	313	(71)	(20)	727	644	226	204	(74)	(121)	1 461	1 247
Future	(29)	109	9	(46)	124	(28)	(52)	88	(45)	(119)	20	59	27	63
	301	336	332	267	53	(48)	675	732	181	85	(54)	(62)	1 488	1 310
Net earnings	500	492	711	597	120	(52)	175	307	314	248	(63)	58	1 757	1 650
Expenditures on property, plant and equipment and exploration	724	560	278	344	399	448	1 824	525	839	424	9	14	4 073	2 315
Cash flow from operating activities before changes in non-cash working capital	940	985	996	869	334	127	1 027	890	556	601	(106)	(100)	3 747	3 372

(2)                    The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s 2003 annual report.  The interim consolidated financial statements follow the accounting policies summarized in the notes to the annual consolidated financial statements except as set out below.

Effective January 1, 2004, the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities.  Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.  Asset retirement obligations are not recorded for those assets which have an indeterminate useful life.  In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5%.  The total undiscounted amount of the estimated cash flows required to settle the obligation was $2 121 million as at December 31, 2003.  The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extends up to 45 years in the future.  The change in accounting for asset retirement obligations did not impact net earnings for the three months ended December 31, 2004 and decreased net earnings by $4 million for the year ended December 31, 2004 (decrease in net earnings of $2 million and $19 million for the three months and year ended December 31, 2003, respectively).  The change also resulted in increases in asset retirement obligations of $391 million and property, plant and equipment of $184 million and decreases in retained earnings of $133 million and future income taxes of $74 million as at December 31, 2003.

Effective January 1, 2004, the Company began accounting for certain transportation costs, third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  Prior year comparatives have been restated.  The change in accounting has no effect on net earnings but has increased revenue and expenses as follows:

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(millions of Canadian dollars)
Operating revenue	212	173	801	678
Crude oil and product purchases	176	132	650	522
Operating, marketing and general	36	41	151	156
Net earnings	—	—	—	—

(3)                    On July 28, 2004 the Company acquired all of the common shares of Prima Energy Corporation for a total acquisition cost of $644 million, net of cash acquired.  The results of operations, which are self-sustaining, are included in the consolidated financial statements from the date of acquisition.

The acquisition was accounted for by the purchase method of accounting.  The estimated allocation of fair value to the assets acquired and liabilities assumed is:

(millions of Canadian dollars)
Property, plant and equipment	688
Goodwill	193
Current assets, excluding cash of $74 million	36
Deferred charges and other assets	2
Total assets acquired	919
Current liabilities	41
Future income taxes	217
Asset retirement obligations and other liabilities	17
Total liabilities assumed	275
Net assets acquired	644

Goodwill, which is not tax deductible, was assigned to the Company’s North American Natural Gas business segment.

Funding for the acquisition was provided by a U.S. $400 million underwritten credit facility(10), cash and cash equivalents and existing committed bank credit lines.

(4)                    Investment and other income includes unrealized losses associated with the Buzzard derivative contracts (8) in the amount of $66 million ($41 million after-tax) and $333 million ($205 million after-tax) for the three months and the year ended December 31, 2004, respectively.

Investment and other income for the year ended December 31, 2004 also includes a net pre-tax gain on disposal of assets of $12 million ($11 million after-tax), including $8 million ($8 million after-tax) relating to the sale of assets in Kazakhstan.

Investment and other income for the year ended December 31, 2003 included a net pre-tax gain of $42 million ($29 million after-tax) which included gains on disposals of non-core oil and gas properties partially offset by a loss on the disposals of Downstream retail sites.

(5)                    Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing Oakville refining operations and expanding the existing terminalling facilities.  The total charge to earnings related to the shutdown, which is now expected to occur in the first half of 2005, is approximately $200 million after-tax.  The following expenses have been recorded in the Downstream segment:

	Three months ended December 31,				Year ended December 31,
	2004		2003		2004		2003
	Pre- Tax	After- Tax	Pre- Tax	After- Tax	Pre- Tax	After- Tax	Pre- Tax	After- Tax
	(millions of Canadian dollars)
Operating, marketing and general expense (de-commissioning and employee related costs)	1	1	3	2	3	2	54	32
Depreciation and amortization expenses (asset write-downs and increased depreciation)	16	10	22	13	71	44	196	119
	17	11	25	15	74	46	250	151

Depreciation, depletion and amortization expense for the three months and year ended December 31, 2003 included a charge, recorded in the Oil Sands business segment, of $136 million ($82 million after-tax) relating mainly to engineering costs incurred in finalizing the Company’s strategy for converting the Edmonton refinery to process an oilsands feedstock.

Depreciation, depletion and amortization for the year ended December 31, 2003 included an impairment charge of $46 million ($46 million after-tax), recorded in the International business segment, relating to assets in Kazakhstan.  During the three months ended March 31, 2004, these assets were sold. (4)

(6)                    The provision for future income taxes for the year ended December 31, 2004 has been reduced by $13 million due to the reduction in provincial income tax rates.  The adjustment was allocated to the business segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $7 million, East Coast Oil - $3 million, Oil Sands - $2 million, Downstream - $2 million and Shared Services –$(1) million.

The provision for future income taxes for the three months ended December 31, 2003 has been increased by $51 million due to the substantively enacted increase in provincial income tax rates. The adjustment was allocated to the segments as an increase (decrease) to the tax provision as follows: North American Gas - $19 million, East Coast Oil - $14 million, Oil Sands - $9 million, Downstream - $11 million and Shared Services - $(2) million.

The provision for future income taxes for the year ended December 31, 2003 has been reduced by $96 million due primarily to the reduction in federal income tax rates.  The changes, to be introduced over five years, will reduce the applicable rate on resource income to 21% from 28%, provide for the deductions of crown royalties and eliminate the deduction for resource allowance.  The adjustment was allocated to the business segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $29 million, East Coast Oil - $21 million, Oil Sands - $14 million, Downstream - $45 million and Shared Services - $(13) million.

(7)                    Items not affecting cash flow from operating activities before changes in non-cash working capital:

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(millions of Canadian dollars)
Depreciation, depletion and amortization	352	465	1 402	1 560
Future income taxes	140	(37)	27	63
Gain on sale of assets	—	(7)	(12)	(42)
Unrealized gain on translation of foreign currency denominated long-term debt *	(52)	(50)	(77)	(251)
Unrealized loss associated with the Buzzard derivative contracts (8)	66	—	333	—
Accretion of asset retirement obligations (2)	13	10	50	64
Other	10	11	32	57
	529	392	1 755	1 451

*     Gains or losses on foreign currency denominated long-term debt associated with the self-sustaining International business segment and the U.S. Rockies operations, included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

(8)                    Expenditures on property, plant and equipment and exploration for the year ended December 31, 2004 include Petro-Canada’s purchase of a 29.9 per cent interest in the Buzzard field and nearby exploration blocks in the U.K. North Sea for $1 218 million (U.S. $887 million), net of cash.  Funds for the purchase were provided from cash and cash equivalents and from committed bank credit facilities.

In connection with the acquisition, Petro-Canada entered into a series of derivative contracts related to the future sale of Brent crude oil which effectively locked in an average price of U.S. $25.98 per barrel on 35,840,000 barrels of oil or half the expected production for the period July 1, 2007 to December 31, 2010.  Mark-to-market gains or losses on these contracts are currently reflected in investment and other income. (4)

(9)                    In June 2004, Petro-Canada entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable up to $400 million to a third party, on a revolving and fully serviced basis.  The service liability has been estimated to be insignificant. The Company also retains an interest in the transferred accounts receivable equal to the required reserves amount.

Petro-Canada accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished once proceeds from the third party have been received.  Gains or losses from the sale are recognized in investment and other income.  The gain or loss is dependent upon the purchase discount, as well as the previous carrying amount of the accounts receivable transferred, allocated between the accounts receivable sold and the retained interests based on the relative fair values.

As at December 31, 2004, $400 million of outstanding accounts receivable had been sold under the program.

(10)         During the three months ended December 31, 2004 the Company issued U.S. $400 million 5.00% notes due November 15, 2014.  The proceeds were used to repay the U.S. $400 million credit facility related to the acquisition of Prima Energy Corporation. (3)

During the year ended December 31, 2003 the Company issued U.S. $300 million 4.00% notes due July 15, 2013 and U.S. $300 million 5.35% notes due July 15, 2033.  In anticipation of issuing this debt, the Company entered into interest rate derivatives which resulted in effective yields for the 10 and 30 year notes of 4.838% and 6.073%, respectively.  The gross proceeds aggregated $804 million which contributed to the repayment of $810 million of the credit facility related to the acquisition of oil and gas operations of Veba Oil & Gas GmbH.  During June 2004 the remaining acquisition credit facility was repaid from proceeds of the securitization program. (9)

(11)              Shareholders’ equity consists of:

	December 31, 2004	December 31, 2003
(millions of Canadian dollars)

Common shares	1 314	1 308
Contributed surplus	1 743	2 147
Retained earnings	5 408	3 810
Foreign currency translation adjustment	274	323
	8 739	7 588

During the year ended December 31, 2004 the Company granted 1 836 700 stock options (year ended December 31, 2003 –2 446 000 stock options) to officers and certain employees to purchase common shares at an average price of $57.60 per share for a term of seven years (2003 - $51.39 per share for a term of ten years).  The options vest over four years and are exercisable at the market price when granted.  Shareholder approval was received at the 2004 Annual General Meeting on April 27, 2004 whereby holders of stock options granted in 2004 have the alternative to exercise these stock options as a cash payment alternative (CPA).  Where the CPA is chosen, vested options are surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

Stock options granted in 2004 are accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded over the vesting period in the amount by which the current market price exceeds the option exercise price. Stock options granted in 2003 have been accounted for based on the fair value method at the grant date.  The fair value associated with the 2003 options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. For stock options issued in 2002, the Company accounts for these options based on the intrinsic value at the grant date, which does not result in a charge to earnings as the exercise price was equal to the market price at the grant date.  The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended December 31,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of Canadian dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	441	198	1.69	1.67	0.75	0.74
Pro forma adjustment	2	2	0.01	0.01	0.01	0.01
Pro forma net earnings	439	196	1.68	1.66	0.74	0.73

	Year ended December 31,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of Canadian dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	1 757	1 650	6.64	6.55	6.23	6.16
Pro forma adjustment	9	8	0.03	0.03	0.03	0.03
Pro forma net earnings	1 748	1 642	6.61	6.52	6.20	6.13

The estimated fair value of stock options granted in 2003, which are charged to earnings (see above) was $17.50 per option.  The estimated weighted average fair value of stock options, granted in 2002, which is incorporated in the pro forma earnings information above, was $12.74 per option.  The fair values have been determined using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.4%	4.9%
Expected hold period to exercise	6 years	6 years
Expected volatility in the market price of the common shares	32%	33%
Estimated annual dividend	1.4%	1.4%

During the year ended December 31, 2004 the Company implemented a Performance Share Unit (PSU) program and granted 284 880 PSUs to officers and other senior management employees.  Under the PSU program, notional share units are awarded and settled in cash at the end of a three year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.  The charge is accounted for over the three year-term on a mark-to-market basis, whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s current performance relative to the peer group.  Based on the market-to-market value at December 31, 2004, no compensation expense relating to the PSUs was recorded.

Commencing June 22, 2004, the Company made a Normal Course Issuer Bid to repurchase up to 21 million common shares for cancellation during the period up to June 2005.  During the three months and year ended December 31, 2004, the Company has purchased, under the program, 2 403 188 and 6 868 082 shares for a cost of $159 million and $447 million, respectively.  The excess of purchase price over the carrying amount of the shares purchased, which totalled $148 million and $414 million for the three months and year ended December 31, 2004, respectively, was recorded as a reduction of contributed surplus.

(12)              The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees.  The expenses associated with these plans are as follows:

	Three months ended December 31,		Year ended December 31,
	2004	2003	2004	2003
	(millions of Canadian dollars)
Pension Plans:
(a) Defined benefit plans
Employer current service cost	12	6	31	27
Interest cost	21	20	81	78
Expected return on plan assets	(22)	(16)	(79)	(65)
Amortization of transitional asset	(2)	(2)	(5)	(5)
Amortization of net actuarial losses	7	7	30	26
	16	15	58	61

(b) Defined contribution plans	4	3	13	11
Total expense	20	18	71	72

Other post-retirement plans:
Employer current service cost	1	1	4	4
Interest cost	4	3	13	12
Amortization of transitional obligation	—	—	3	2
	5	4	20	18